Filed pursuant to Rule 424(b)(3)
File No. 333-237750

UNITED STATES OIL FUND, LP

Supplement dated December 1, 2021

to
Prospectus dated April 30, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Oil Fund, LP (“USO”) dated April 30, 2021 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 11 of the Prospectus before you decide to invest.

Macquarie Bank Limited to Serve as a Swaps Counterparty for USO

On November 30, 2021, United States Oil Fund, LP entered into an International Swaps and Derivatives Association, Inc. (“ISDA”) 2002 Master Agreement (the “Agreement”) with Macquarie Bank Limited, pursuant to which Macquarie Bank has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for United States Oil Fund.

In light of the foregoing, the Prospectus is revised as follows:

1.	The second full paragraph on page 5 of the Prospectus is revised by adding the following to the end of the last sentence thereof. This change is a conforming change that is intended to make the paragraph consistent with a repetition of the paragraph that appears on page 42 of the Prospectus:

“or due to other regulatory requirements, risk mitigation measures, market conditions, liquidity requirements or other factors”.

2.	The following is added to page 56 of the Prospectus, immediately before the subheading “USO’s Fees and Expenses”:

Swap Dealer

On November 30, 2021, USO entered into an ISDA 2002 Master Agreement (the “Macquarie ISDA”) with Macquarie Bank Limited, pursuant to which Macquarie Bank Limited has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for USO.

Macquarie Bank Limited’s principal address is Ropemaker Place, 28 Ropemaker Street, London, EC2Y 9HD, England. Macquarie Bank Limited is registered with the CFTC as a swap dealer. As of the date hereof, Macquarie Bank Limited has no material litigation to disclose as that term is defined under the CEA and regulations promulgated thereunder.

Macquarie Bank Limited is not affiliated with USO or USCF. Therefore, neither USCF nor USO believes that there will be any conflicts of interest with Macquarie Bank Limited or its trading principals arising from Macquarie Bank Limited acting as an OTC swaps counterparty to USO.

The Macquarie ISDA provides USO the ability to invest in OTC swaps in furtherance of its investment objective by providing it with investment flexibility in light of market conditions, liquidity, regulatory requirements, and risk diversification. USO may enter into OTC swap transactions with Macquarie under the Macquarie ISDA in light of the foregoing. USO’s OTC swap transactions outstanding under the Macquarie ISDA, along with USO’s other holdings, will be published on USO’s webpage, www.uscfinvestments.com.